SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

OCEAN POWER TECHNOLOGIES, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
674870506
(CUSIP Number)
Hesham M. Gad c/o Paragon Technologies, Inc. 101 Larry Holmes Drive, Suite 500 Easton, Pennsylvania 18042 (610) 252-3205
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 674870506	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Paragon Technologies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,189,310
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,189,310
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,189,310
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON CO

CUSIP Number 674870506	SCHEDULE 13D	Page 3 of 6 Pages

This Amendment No. 7 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 7”) amends the Statement of Beneficial Ownership on Schedule 13D initially filed by Paragon Technologies, Inc. (the “Reporting Person” or “Paragon”) on July 7, 2023 (as amended, the “Schedule 13D” or this “Statement”). Capitalized terms used but not defined in this Amendment No. 7 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 7, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Person was approximately $1,009,274. The source of funds was the Reporting Person’s working capital.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 8, 2024, the Company made its first delivery of documents to Paragon in response to the order of the Delaware Court of Chancery pursuant to the complaint filed by Paragon on July 27, 2023 pursuant to Section 220 of the Delaware General Corporation Law to inspect the books and records of the Company.  Paragon is reviewing the documents provided by the Company and intends to consider additional legal action against the Company.

On April 11, 2024, Paragon filed an additional complaint in the Delaware Court of Chancery alleging the Company failed to achieve a quorum at its 2023 annual meeting of stockholders that the Company adjourned twice and finally purported to hold on February 28, 2024.  If Paragon’s claims are upheld, the Company’s claimed annual meeting results could be declared invalid and a new annual meeting ordered. Paragon is also asking the Court to appoint a Magistrate in Chancery or Special Master to oversee a new annual meeting of shareholders, including the process relating to the nomination of directors for the annual meeting.

Despite repeatedly telling shareholders in connection with the 2023 annual meeting that the Company would be profitable in calendar year 2025 “with current capital resources,” three weeks after the conclusion of the purported annual meeting, the Company filed a securities offering announcing its intent to sell up to $7.0 million in new equity.  If the Company is able to complete this ATM offering at current market prices, existing shareholders will suffer extreme dilution, by more than 50%.

On April 16, 2024, the Company’s common stock closed at a price of $0.2109 per share.  Since the time the Company added new board members and appointed Philip Stratmann as CEO, the Company's share price has declined by more than 90%.  Since the Company’s directors concluded the purported valid annual meeting anointing themselves directors, the Company’s share price has declined by a further 33% from $0.30 as of February 28 to approximately $0.20 today. During this same time, the Company has issued millions of shares of stock to fund the Company’s significant losses.  Not surprisingly, the directors and officers of the Company together continue to hold less than 1.0% of the Company’s common stock.

Based on the Company’s own filings with the SEC, Paragon estimates that the Company spent $6.0 million or more relating to its efforts to prevent Paragon from presenting alternative directors for vote by the Company’s shareholders.  The Company likes to blame Paragon for these expenses, but the Company could have saved $5.0 million or more by simply facilitating a fair and customary vote of shareholders at an annual meeting.  As of January 31, 2024, the Company has $4.72 million in cash and cash equivalents.  Paragon believes that the Company is likely in the midst of a liquidity crisis, one that was completely foreseeable when the Company’s board began spending millions of dollars to entrench itself in response to Paragon’s efforts.

In addition to the litigation filed on April 11, 2024, Paragon has been exploring additional litigation against the Company and its directors and advisors for breach of fiduciary duty based on its negligent stewardship of the Company over the past several years and reckless conduct of its purported 2023 annual meeting of shareholders.

This Amendment No. 7 is being made by Paragon as an exit filing, and Paragon does not intend to provide further updates through Schedule 13D filings.  However, Paragon does not intend to cease its efforts with respect to the Company and plans to remain in contact with shareholders through press releases and other means.  If you would like to join the shareholders assisting Paragon, please contact us.

CUSIP Number 674870506	SCHEDULE 13D	Page 4 of 6 Pages

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially holds in the aggregate 2,189,310 shares of Common Stock, which represents approximately 3.7% of the Company’s outstanding shares of Common Stock. The Reporting Person holds 100 of these shares directly as a record holder. The Reporting Person directly holds the shares of Common Stock disclosed as beneficially owned by it in this Statement.

Mr. Gad, Executive Chairman of the Board of Directors and Chief Executive Officer and Secretary of the Reporting Person, and Messrs. Jacobs and Weiser, directors of the Reporting Person, may be deemed to beneficially own the shares of Common Stock of the Company held by the Reporting Person.

The percentage ownership of shares of Common Stock set forth in this Statement is based on the 59,463,573 shares of Common Stock reported by the Company as outstanding as of March 11, 2024 in the Company’s Prospectus Supplement filed pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on March 21, 2024.

(c) Transactions effected by the Reporting Person in the Common Stock in the past 60 days are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

(e) The Reporting Person holds less than five percent of the outstanding shares of Common Stock. This Amendment No. 7 is being made by the Reporting Person as an exit filing, and the Reporting Person does not intend to provide further updates through Schedule 13D filings.

CUSIP Number 674870506	SCHEDULE 13D	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 17, 2024

PARAGON TECHNOLOGIES, INC.

/s/ Hesham M. Gad
Name: Hesham M. Gad
Title: Executive Chairman and Chief Executive Officer

CUSIP Number 674870506	SCHEDULE 13D	Page 6 of 6 Pages

Schedule A

Transactions in the Common Stock by Paragon Technologies, Inc.

Transaction Date	Number of Shares Bought (Sold)	Price per Share
2/15/2024	(15,602)	$0.355
2/15/2024	(600)	$0.3625
2/15/2024	(100)	$0.3609
2/15/2024	(7,993)	$0.36
2/15/2024	(840)	$0.3675
2/16/2024	(905)	$0.36
3/22/2024	(10,000)	$0.2766
3/22/2024	(10,000)	$0.273
3/22/2024	(10,000)	$0.2725
3/25/2024	(247)	$0.2648
3/27/2024	(39,888)	$0.2595
3/27/2024	(23,456)	$0.2583
4/15/2024	(2,000)	$0.2301
4/15/2024	(7,313)	$0.23
4/15/2024	(6,300)	$0.23
4/15/2024	(3,700)	$0.2301
4/15/2024	(10,000)	$0.23
4/15/2024	(10,000)	$0.23
4/16/2024	(4,241)	$0.2105
4/16/2024	(23,456)	$0.2105
4/16/2024	(15,400)	$0.2105
4/16/2024	(6,500)	$0.211
4/16/2024	(100)	$0.2104
4/16/2024	(100)	$0.2126
4/17/2024	(100,000)	$0.20